Mail Stop 4561

July 31, 2008

<u>VIA U.S. MAIL AND FAX (972) 443-1781</u>

Mr. Earle Steinberg
President and Chief Executive Officer
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039

> **Re:**   **Thomas Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-22010**

Dear Mr. Steinberg:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief